Northern Oil and Gas, Inc.
4350 Baker Road, Suite 400
Minnetonka, Minnesota 55343
August 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Northern Oil and Gas, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2022
    Filed February 24, 2023
    File No. 001-33999

Ladies and Gentlemen:

This letter sets forth the responses of Northern Oil and Gas, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 4, 2023, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022, filed on February 24, 2023, File No. 001-33999 (the “Annual Report”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Annual Report. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year ended December 31, 2022

Glossary of Terms, page i

1.We note the definitions for developed oil and gas reserves, exploratory well, and undeveloped oil and gas reserves predate the changes made by the Modernization of Oil and Gas Reporting; Final Rule and as such are inconsistent with the definitions in Rule 4-10(a)(6), (13) and (31) of Regulation S-X. Also, the glossary does not include the definition for an extension well, which appears to be the source of the 2022 conversions of undeveloped locations not previously booked as proved undeveloped reserves as of December 31, 2021. Please review and revise the definitions as necessary.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings the Company will revise the glossary as follows:

To include the following additional or revised definitions.

“Developed Oil and Gas Reserves.” Oil and natural gas reserves of any category that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

“Exploratory well.” A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well.

“Extension well.” An extension well is a well drilled to extend the limits of a known reservoir.

“Reserves.” Estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

“Service well.” A service well is drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

“Stratigraphic test well.” A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

“Undeveloped Oil and Gas Reserves.” Oil and natural gas reserves of any category that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Production, Price and Production Expense History, page 38

2.Please expand your disclosure to present net production by final product sold for each field/basin that contains 15% or more of your total proved reserves.

Refer to the disclosure requirements in Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.

RESPONSE:

We have reviewed Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X and respectfully acknowledge the Staff’s comment.  We propose additional disclosure in our future Form 10-K filings to include the production by final product sold for each of the Williston, Permian and Appalachian basins for each of the last three fiscal years.

For the fiscal year ended December 31, 2022, this tabular disclosure would have been as follows:

The following table sets forth information concerning our production results for the years ended December 31, 2022, 2021 and 2020 in total and for each of our basins of operations.

	Year Ended December 31,
	2022	2021	2020
Net Production:
Oil (Bbl)
Williston Basin	11,651,938	11,683,218	9,348,771
Permian Basin	4,438,134	605,140	12,367
Appalachian Basin	—	—	—
Total	16,090,072	12,288,358	9,361,138
Natural Gas and NGLs (Mcf)
Williston Basin	27,027,761	23,186,806	16,461,667
Permian Basin	14,255,738	1,111,673	11,620
Appalachian Basin	27,545,643	19,775,462	—
Total	68,829,142	44,073,941	16,473,287
Crude Oil Equivalents (Boe)
Williston Basin	16,156,565	15,547,686	12,092,382
Permian Basin	6,814,090	790,419	14,304
Appalachian Basin	4,590,941	3,295,910	—
Total	27,561,596	19,634,015	12,106,686

Acreage Expirations, page 41

3.We note 69% of your net undeveloped acreage will expire between December 31, 2023 and December 31, 2026 and an additional 15% expires in 2027 and thereafter.

Please tell us the extent to which proved undeveloped reserves have been assigned to locations currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves related to such locations, expand your disclosure to explain the steps necessary to extend acreage expiration dates.

Refer to Rule 4-10(a)(26) of Regulation S-X.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises that, as of December 31, 2022, we estimate that less than 1% of our proved undeveloped reserves were attributable to locations scheduled to be drilled after lease expiration. As a result, we believe that no expanded disclosure addressing this matter is required.  In future instances where we have material quantities of net proved undeveloped reserves with drilling locations scheduled to be drilled after lease expiration, we would expand the disclosure to explain the steps and related costs necessary to extend the expiration of those leases.

Supplemental Oil and Gas Information (Unaudited)

Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein, page F-43

4.Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented (i.e., as of December 31, 2022, 2021 and 2020).

If the costs of your asset retirement obligations, including costs for the plugging and abandonment of existing wells (including both active and inactive wells on leases) and future proved undeveloped locations have not been included, explain to us your rationale for excluding these costs from your calculation of the standardized measure.

This comment also applies to the comparable disclosure in the reserve report at Exhibit 99.1. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises that all estimated future costs to settle the Company’s asset retirement obligations have been included in our calculation of the standardized measure for each period presented. The Company undertakes to revise our disclosure in applicable future filings, beginning with our Form 10-K for the Fiscal Year ended December 31, 2023, to clarify such fact.

Please contact Matt Pacey at (713) 836-3786 or Bryan Flannery at (713) 836-3573, each of Kirkland & Ellis LLP, special counsel to the Company, if you have any questions or concerns regarding this matter.

Sincerely,

/s/ Erik J. Romslo
Erik J. Romslo
Chief Legal Officer and Secretary

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